STRASBURGER & PRICE, LLP
720 Brazos Street, Suite 700
Austin, Texas 78701
512.499.3600

November 23, 2015

VIA EDGAR
and FEDERAL EXPRESS

Jennifer Gowetski
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Rich Uncles REIT, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed September 9, 2015
File No. 333-205684

Dear Ms. Gowetski:

On behalf of our client, Rich Uncles REIT, Inc., we are responding to your letter dated October 2, 2015, regarding the referenced Amendment No. 1 to Registration Statement on Form S-11.  On November 17, 2015, the Company filed Pre-Effective Amendment No.2 to its Registration Statement on Form S-11 containing revisions responding to your comments.  Responses in this letter refer to that amendment.  We enclose five paper copies of Amendment No. 2, marked to show changes from the Amendment No. 1 to Registration Statement on Form S-11 filing made on November 17, 2015 and keyed to comments.

General

1.
We note your response to comment 2 of our letter.  We further note your disclosure indicating that your articles of incorporation do not require you to liquidate your assets and dissolve, or to list your shares for trading, by a specified date.  Please revise your disclosure throughout, including in the cover page risk factor, to clarify, if true, that you are not ever required to provide a liquidity event.

Response:  See prospectus cover page and pages 8 and 17.  We added the requested disclosure.

2.
We note your response to comment 10 of our letter.  We further note you were formed in May 2015, and it appears you sold 10,000 shares of common stock to your sponsor in June 2015.  We continue to believe you should revise to provide the disclosure required by Item 303 of Regulation S-K, including a discussion of your expenses to date and your cash requirements.

Response: See prospectus pages 73 - 77.  We added a Management’s Discussion and Analysis of Financial Condition and Results of Operations section that contains the disclosure required by Item 303 of Regulation S-K.

Cover

3.	We note your response to comment 2 of our letter. Please revise your cover to state the date the offering will end. Refer to Item 501 of Regulation S-K.

Response:  See prospectus pages 4, 16 and 110.  We added the requested disclosure.

Jennifer Gowetski
November 23, 2015

4.
We note your disclosure on the cover that “it may be difficult to resell your shares unless you sell them back to us pursuant to our share redemption program.” Please revise to clarify here and throughout the prospectus that your shares are illiquid and the significant restrictions on your share repurchase program.

Response:  See Cover page and pages 4, 8 and 17. We revised the prospectus to clarify that the Company is not required to pursue a transaction to provide liquidity to its stockholders by any particular date, that there are significant restrictions on the ability of the Company’s stockholders to have shares repurchased by the Company pursuant to the Company’s share repurchase program.

Prospectus Summary

How will your sponsor and advisor be compensated or their services?

5.
We note your response to comment 15 of our letter and your revised disclosure regarding compensation and fees that you pay to your advisor and its affiliates.  Please revise your disclosure to present the estimated acquisition fees assuming you utilize your target leverage.

Response:  See prospectus pages 9 and 53.  We disclosed the estimated acquisition fees after the first year and assuming the maximum offering amount is sold.

6
We note your response to comment 17 of our letter and the revised disclosure regarding your advisor’s subordinated participation distributions.  Please revise here and in the compensation table to more specifically describe this fee and how it will be calculated and paid.  In particular, please clarify whether (i) this fee is paid annually, (ii) how NAV is determined, (iii) whether management has any role in calculating or determining NAV and (iv) whether the fee will be paid if distributions are funded from any source other than operating cash flow, such as offering proceeds or financings.

Response:  See prospectus pages 11 and 56. We  revised the table contained on page __ and in the compensation section, page __, to include the details of payment of the subordinated participation in distributions.  The subordinated participation in distributions may be paid annually (if the fee has been earned), based on a determination of NAV made by an independent valuation firm selected by the board of directors.  The management does not have role in calculating the NAV except that two members of management, Ray Wirta and Harold Hofer, are members of the board and will participate in selection of the valuation firm.  The subordinated participation fee will be paid in shares issued by the REIT at the NAV per share, and not in cash, so payment of the subordinated participation fee will not be made from sources other than cash flow, such as offering proceeds or financings.

Estimated Use of Proceeds

7.
We note your response to comment 18 of our letter.  We further note that the compensation tables starting on pages 3 and 43 assume a minimum of 5,000,000 shares sold, and that the use of proceeds table on page 34 assumes a minimum offering size of $100,000,000.  Please revise your disclosure throughout for consistency and more specifically describe on page 47 how management determined its best estimate for the amounts on the Use of Proceeds table.  Additionally, please revise your disclosures throughout to clarify, if true, that your sponsor’s investment of $100,000 for 10,000 shares was completed prior to, and is not part of, this offering.

Response:  See prospectus page 44. We revised the minimum offering size assumption of $100,000,000, because the Company believes that is the amount it can reasonably expect to sell within one year of the commencement of the offering.

Jennifer Gowetski
November 23, 2015

8.
We note your disclosure that your sponsor may pay a fee of up to 0.35% of the price of shares sold in certain states to Fund America Securities, Inc., for distribution services including compliance with state securities dealer registration laws.  Please revise your disclosure to clarify whether these fees are included in organization and offering expenses in the table.  Additionally, please revise your disclosure to clarify whether you will reimburse your sponsor for these fees.

Response: See prospectus page 44.  The distribution services fee will be paid by the sponsor, who will not be separately reimbursed for these fees, though the distribution services fee may be considered part of the organization and offering expenses for which the sponsor is reimbursed up to 3% of gross offering proceeds.   We revised Note 1 under the Use of Proceeds table to clarify that the sponsor pays offering expenses and receives reimbursement up to 3% of gross proceeds.

Management

Executive Officers and Directors

9.
We note your response to comment 21 of our letter.  Please revise your disclosure to clarify the respective terms of office of each of your officers and directors, as well as the dates during which each such person held each of the positions described in his respective biography or advise.  Refer to Item 401 of Regulation S-K.

Response: See prospectus page 45 – 48. We added a statement that directors serve for one year terms.  We believe that all of the relevant service dates are contained in the directors’ biographies.

Committees of Our Board of Directors

10.
We note your response to comment 22 of our letter and your disclosure regarding your newly appointed audit committee.  We further note the following statement on page 38: “Our board does not have a separately designated audit committee or other committee that performs similar functions.” Please revise your disclosure for consistency.

Response:   See prospectus page 48.  We corrected the incorrect statement regarding an audit committee.

Item 33.  Recent Sales of Unregistered Securities

11.
We note your response to comment 12 of our letter.  Please revise your disclosure in this section to provide the information required by Item 701 of Regulation S-K with respect to your sale of shares to your sponsor, including the section of the Securities Act or the rule under which exemption from registration was claimed and a brief statement of the facts relied upon to make the exemption available.

Response:  See page 110 and Item 33. We revised the prospectus to delete the information required in Item 33 of Part –II and included the required information in Item 33 instead. We also revised the information regarding recent sales of unregistered securities to provide the information required by Item 701 of Regulation S-K with respect to the sale of shares to the Company’s sponsor.

Jennifer Gowetski
November 23, 2015

Division of Trading and Markets

12.
Please supplementally describe any arrangement between any broker-dealer registered with the Commission, including JRL Capital Corporation, and any of the Executive Officers and Directors of the registrant listed on page 36 of the amended filing, and any entity affiliated with or under common control, management, or ownership with the registrant, including Harold Hofer, Raymond Wirta, Howard Makler, Nexregen, REITbid, and Rich Uncles REIT Operator, LLC.  For any such arrangement, please supplementally describe the nature of any compensation payable to the registrant or any of its affiliates or associated persons by JRL Capital Corporation or any of its affiliates, associated persons, or business partners.

Response:  Messrs. Hofer and Wirta are investors in JRL Capital Corporation but do not actively participate in the business.  JRL Capital Corporation has no role with respect to the Company and neither it nor its affiliates, associated persons or business partners will receive compensation with respect to any aspect of the Company’s operations, except for Messrs. Hofer and Wirta.  Messrs. Hofer and Wirta are, of course, managers of the sponsor and the advisor of the Company and directors of the Company, and they will receive the compensation described in the prospectus for their services.

13.
Please supplementally identify each natural person and each entity expected to participate in selling the registrant’s shares in connection with the offering, and explain whether and how each is associated or affiliated with the registrant.  Also, please advise us how each such natural person, if not registered with the Commission as a broker-dealer or a licensed associated person of a registered broker-dealer, intends to meet the conditions of Rule 3a4-1 under the Securities Exchange Act of 1934 (17 CFR 240.3a4-1) or otherwise avoid being required to register with the Commission as a broker-dealer.  In addition, please advise us how each such entity, if not registered with the Commission as a broker-dealer, intends to avoid being required to register with the Commission as a broker- dealer.

Response:  The Company expects that its shares will be distributed only over the Internet by means of a website which is under development.  Other than designers and operators of the website, no individuals or entities are expected to be involved in offering securities to investors.  The persons who are involved in website operations are salaried employees of the Company who receive no commission or other remuneration based upon sales of securities.

14.
We note your disclosure stating, at the bottom of page 93, “Although no selling commissions and fees will be paid by us, our sponsor may pay a fee of up to 0.35% of the purchase price of shares in sold (sic) certain states to Fund America Securities, Inc., for distribution services including compliance with state securities dealer registration laws.  “ Please advise us why you believe the payment of transaction-related compensation to an entity not registered with the Commission as a broker-dealer for the distribution of the Company’s shares in multiple states would be permissible under Section 15(a) of the Exchange Act, which generally makes it illegal for an unregistered broker or dealer to make use of the mails or any means or instrumentality of interstate commerce to effect any transactions in, or to induce or attempt to induce the purchase or sale of, any security.

Response:  FundAmerica Securities is a FINRA member and is currently registered with the Commission, CRD No. _____.  We do not contend that unregistered broker-dealers may participate in distributing the Company’s securities.

Jennifer Gowetski
November 23, 2015

15.
Please supplementally explain each type of payment characterized as a “marketing support fee,” “costs related to investor and broker-dealer sales meetings,” or “selling commissions and fees” referred to in the explanation of “Organizational and Offering Expenses” on page 4 of the amended Advisory Agreement attached as Exhibit 10.1 to the filing.  In your supplemental response, please identify each entity and natural person associated or affiliated with or under common control, management, or ownership with the registrant expected to receive such payments.  Also please identify each natural person associated with the registrant expected to participate in investor and broker-dealer sales meetings.  In addition, please describe the marketing services expected to be performed for the registrant in connection with the offering by the registrant’s President and Chief Marketing Officer Howard Makler, and any compensation he is expected to receive related to the offering.

Response:  The advisor will not perform any services related to marketing the Company’s securities and will not be compensated for any such services.  The advisor is, of course, expected to supply reports and information on the performance of the Company’s real estate portfolio which will be supplied to investors in the normal course of operations.  Mr. Makler is in charge of website design and implementation, but he is not separately compensated for sales of securities.

16.
Paragraph 3 beginning on page 7 of the amended Advisory Agreement states that the Advisor shall “provide the Directors with periodic reports regarding prospective investments in ... Permitted Investments,” “negotiate on behalf of the Company with investment banking firms and broker-dealers or negotiate private sales of Shares and Securities ...” and potentially prepare reports “concerning the value of investments or contemplated investments of the Company,” but that the Advisor shall not act “in such a way so that the Advisor shall be acting as broker-dealer or underwriter ....” Paragraph 9 of the amended Advisory Agreement seems to indicate, on page 11, that the Advisor or one or more of its affiliates may receive disposition fees or liquidation fees in connection with the sale of investments other than Properties, including the Company’s shares.  Please advise us how the Advisor intends to perform its duties and receive compensation as described in the Advisory Agreement without acting as a broker-dealer or underwriter.

Response: We revised the Advisory Agreement to delete references to providing services that may be considered investment advice under the Investment Advisers Act.  We also deleted reference to payment of disposition or liquidation fees in connection with other investments in the prospectus.  See prospectus pages 12 and __.  These fees will only be paid on sales of the Company’s real property investments.

On behalf of the company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Strasburger & Price, LLP

/s/ Lee Polson

Lee Polson